UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number:

Vantage Corp

(Registrant’s Name)

#07-07, Level 7, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vantage Corp Announces Unaudited Interim 2025 Financial Results and Completion of Acquisition of PJ Marine Singapore Pte. Ltd.

Vantage Corp (the “Company”) (NYSE American: VNTG), an established shipbroking services provider operating primarily in Singapore and Dubai, today announced its unaudited financial results for the six months ended September 30, 2025. The Company also announced the completion of its previously announced acquisition of PJ Marine Singapore Pte. Ltd.

The Company issued a press release relating to the above matters on January 5, 2026, a copy of which is set forth in Exhibit 99.1, which is being furnished herewith.

Vantage Corp and Subsidiaries

Condensed Consolidated Balance Sheets

	30 September 2025	31 March 2025
	US$	US$
	(Unaudited)

ASSETS
Current Assets
Cash and Cash Equivalents	11,664,012	5,948,806
Accounts Receivable, Net	3,941,981	3,766,357
Prepaid Expenses and Other Current Assets, Net	3,604,105	1,193,972
Total Current Assets	19,210,098	10,909,135

Non-Current Assets
Plant and Equipment, Net	243,773	108,746
Right-of-Use Assets	1,221,954	142,525
Total Non-Current Assets	1,465,727	251,271

TOTAL ASSETS	20,675,825	11,160,406

LIABILITIES
Current Liabilities
Lease Payable – Current	477,227	144,747
Accounts Payable	51,265	46,177
Accruals and Other Current Liabilities	314,282	3,873,327
Dividend Payable	5,307,063	5,101,002
Income Tax Payable	1,257,889	853,048
Total Current Liabilities	7,407,726	10,018,301

Non-Current Liabilities
Lease Payable – Non-Current	754,231	981
Deferred Tax Liabilities	4,710	1,325
Dividend Payable	-	1,500,000
Total Non-Current Liabilities	758,941	1,502,306

TOTAL LIABILITIES	8,166,667	11,520,607

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 11,371,120 and 7,633,620 issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	11,371	7,634
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 20,366,380 issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	20,366	20,366
Additional paid-in capital	11,392,121	-
Retained Earnings / (Accumulated Deficit)	607,402	(865,997)
Merger Reserve	504,549	504,549
Accumulated Other Comprehensive Loss	(26,651)	(26,753)
Total Shareholders’ Equity (Deficit)	12,509,158	(360,201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,675,825	11,160,406

Vantage Corp and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months
	Ended September 30,
	2025	2024
	US$	US$

Revenue	8,533,185	10,427,378
Cost of Revenue (exclusive of depreciation and amortization shown separately below)	(3,603,689)	(3,274,354)
Gross Profit	4,929,496	7,153,024
Operating Expenses:
Selling and Marketing Expenses	666,399	570,710
Depreciation and Amortization	244,970	102,927
General and Administrative Expenses	2,030,163	838,042
Total Operating Expenses	2,941,532	1,511,679
Income from Operations	1,987,964	5,641,345
Other Income (Expense):
Government Grants	1,784	1,932
Other Income	585	13,080
Interest Expenses	(23,530)	(6,581)
Total Other (Expense) Income	(21,161)	8,431
Income before Tax Expense	1,966,803	5,649,776
Income Tax Expense	(493,404)	(961,716)
Net Income	1,473,399	4,688,060
Other Comprehensive Income
Foreign currency translation loss, net of taxes	102	283
Total Comprehensive Income	1,473,501	4,688,343

Earnings Per Share Attributable to Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	0.05	0.17

Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	30,233,265	28,000,000 *

*	Retroactively presented for 28,000,000 ordinary shares issued in preparation of the Company’s initial public offering

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated January 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: January 5, 2026	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director